EXHIBIT 11.2

CPI Corp.
Computation of Per Common Share Loss - Basic
(Unaudited)

in thousands, except share and per share data	12 Weeks Ended
	April 28, 2012	April 30, 2011
Basic:
Net (loss) income applicable to common shares	$(4,644)	$747

Shares:
Weighted average number of common shares outstanding	9,111,355	9,092,429
Less: Treasury stock - weighted average	(2,097,043)	(2,098,333)

Weighted average number of common and common equivalent shares outstanding	7,014,312	6,994,096

Net (loss) income per common and common equivalent shares	$(0.66)	$0.11